Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter of 2013 and the year ended December 31, 2013, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter of 2013 and the year ended December 31, 2013. Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2012 and 2011 in this exhibit has been restated; however, the impact on such restated results is not significant (for further information concerning this restatement, see note 1 of the notes to the unaudited interim consolidated financial statements for the third quarter of 2013 and nine months ended September 30, 2013, contained in Exhibit 99.1 to TOTAL’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2013 (the “Q3 2013 Form 6-K”).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements provided elsewhere in this Form 6-K, the unaudited interim consolidated financial statements and related notes for the third quarter of 2013 and nine months ended September 30, 2013, contained in the Q3 2013 Form 6-K, and with the information, including the audited financial statements and related notes, for the year ended December 31, 2012, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 28, 2013.

•             KEY FIGURES AND CONSOLIDATED ACCOUNTS OF TOTAL*

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros except earnings per share and number of shares	2013	2012	2013 vs 2012
47,753	46,686	49,868	-4%	Sales	189,542	200,061	-5%
				Adjusted net operating income from business segments**
2,250	2,329	2,686	-16%	• Upstream	9,370	11,145	-16%
321	330	367	-13%	• Refining & Chemicals	1,404	1,376	+2%
226	330	267	-15%	• Marketing & Services	1,151	830	+39%
0.71	1.21	1.03	-31%	Fully-diluted earnings per share (euros)	3.72	4.68	-21%
2,276	2,275	2,270	—	Fully-diluted weighted-average shares (millions)	2,272	2,267	—
1,605	2,761	2,341	-31%	Net income (Group share)	8,440	10,609	-20%
8,374	5,852	6,623	+26%	Investments***	25,922	22,943	+13%
676	2,188	1,566	-57%	Divestments	4,814	5,871	-18%
6,467	3,628	5,057	+28%	Net investments****	19,487	17,071	+14%
7,095	6,954	5,865	+21%	Cash flow from operations	21,473	22,462	-4%

*                       Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**                  For a discussion of the segment reorganizations effective as of January 1, 2012 and July 1, 2012, see “Analysis of business segments” below.

***             Including acquisitions.

****        As from the fourth quarter 2013, “net investments” = investments including acquisitions and changes in non-current loans - asset sales - other transactions with minority interests. Historical numbers contained herein have been restated on this basis.

•         FOURTH QUARTER 2013 RESULTS

➢             Sales

In the fourth quarter 2013, the Brent price averaged $109.2/b, a decrease of 1% compared to the fourth quarter 2012 and the third quarter 2013. The European refining margin indicator (ERMI) averaged $10.1/t compared to $33.9/t in the fourth quarter 2012 and $10.6/t in the third quarter 2013.

The euro-dollar exchange rate averaged $1.36/€ in the fourth quarter 2013 compared to $1.30/€ in the fourth quarter 2012 and $1.32/€ in the third quarter 2013.

In this context, sales were €47,753 million in the fourth quarter 2013, a decrease of 4% compared to €49,868 million in the fourth quarter 2012.

➢             Net income

Net income (Group share) in the fourth quarter 2013 decreased by 31% to €1,605 million from €2,341 million in the fourth quarter 2012, mainly due to lower results from the Upstream segment and, to a lesser extent, from the Refining & Chemicals and Marketing & Services segments. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €74 million in the fourth quarter 2013 and a negative impact of €312 million in the fourth quarter 2012. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €14 million in the fourth quarter 2013 compared to a positive impact of €10 million in the fourth quarter 2012. Special items had a negative impact on net income (Group share) of €774 million in the fourth quarter 2013, comprised mainly of charges and write-offs related to the restructuring of downstream activities in France, and a negative impact of €398 million in the fourth quarter 2012, comprised essentially of an impairment of chemicals assets in Europe, a reserve for the restoration of the Lacq site in France and a provision for abandonment costs relating to Elgin in the UK, which were partially offset by gains on the sale of Upstream assets in Colombia.

Fully-diluted earnings per share, based on 2,276 million fully-diluted weighted-average shares, was €0.71 in the fourth quarter 2013 compared to €1.03 in the fourth quarter 2012, a decrease of 31%.

➢             Investments — divestments(1)

Investments, excluding acquisitions of €1.4 billion and including the change in non-current loans of €484 million, were €6.6 billion in the fourth quarter 2013 compared to €5.4 billion in the fourth quarter 2012.

Acquisitions in the fourth quarter 2013 were €1.4 billion, comprised essentially of the acquisition of an interest in the Libra field in Brazil, an additional 0.8% stake in Novatek(2), and the carry on the Utica gas and condensate field in the United States. Acquisitions in the fourth quarter 2012 were €578 million.

Asset sales in the fourth quarter 2013 were €242 million, comprised essentially of the sale of the remaining interest in the Ocensa pipeline in Colombia. Asset sales in the fourth quarter 2012 were €881 million.

Net investments (3) in the fourth quarter 2013 were €6.5 billion compared to €5.1 billion in the fourth quarter 2012. The fourth quarter 2013 includes the sale of a minority equity interest in Total E&P Congo to Qatar Petroleum International, which is shown in the financing section of the cash flow statement.

➢             Cash flow

Cash flow from operating activities in the fourth quarter 2013 was €7,095 million compared to €5,865 in the fourth quarter 2012. The increase was due mainly to favorable changes in working capital. Cash flow from operating activities was affected by the impact of changes in oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the First-In, First Out (FIFO) method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow(4) in the fourth quarter 2013 was €628 million compared to €808 million in the fourth quarter 2012, essentially due to a higher level of net investments partially compensated by increased cash flow from operating activities.

(1)        Detail shown on page 13 of this exhibit.

(2)       The Group’s interest in Novatek was 17% at December 31, 2013.

(3)        Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with minority interests.

(4)        Net cash flow = cash flow from operations - net investments (including other transactions with minority interests).

•             RESULTS FOR THE FULL YEAR 2013

➢             Sales

On average, the upstream environment remained stable compared to the previous year with a Brent price of $108.7/b compared to $111.7/b in 2012, and an average realized gas price for the Group’s consolidated subsidiaries that increased by 6% to $7.12/Mbtu from $6.74/Mbtu in 2012. In the downstream, the ERMI (European refining margin indicator) decreased sharply to $17.9/t on average compared to $36.0/t in 2012.

The euro-dollar exchange rate averaged $1.33/€ compared to $1.28/€ in 2012.

In this context, sales in 2013 were €189,542 million, a decrease of 5% compared to €200,061 million for 2012.

➢             Net income

Net income (Group share) in 2013 decreased by 20% to €8,440 million from €10,609 million in 2012, mainly due to a lower contribution from the Upstream segment, which was partially offset by a higher contribution from Marketing & Services. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €549 million in 2013 and a negative impact of €157 million in 2012. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €44 million in 2013 and a negative impact of €7 million in 2012. Special items had a negative impact on net income (Group share) of €1,712 million in 2013, comprised mainly of the loss on the sale of the Voyageur upgrader project in Canada, the impairment of Upstream assets in the Barnett field in the United States and in Syria, charges and write-offs related to the restructuring of downstream activities in France, partially offset by the gain on the sales of TIGF and Upstream assets in Italy. Special items had a negative impact on net income (Group share) of €1,503 million in 2012, comprised essentially of an impairment of assets in the Barnett in the United States, provisions for abandonment costs relating to Elgin in the UK, a one-off tax of 4% on petroleum stocks in France, an impairment of chemicals assets in Europe and a provision related to the progress of discussions between the Department of Justice, the SEC and TOTAL to resolve issues arising from an investigation concerning gas contracts awarded in Iran in the 1990s, as described in TOTAL’s 2012 Annual Report on Form 20-F, which were partially offset by gains on asset sales.

On December 31, 2013, there were 2,276 million fully-diluted shares compared to 2,270 million on December 31, 2012.

Fully-diluted earnings per share, based on 2,272 million weighted-average shares, was €3.72 in 2013 compared to €4.68 in 2012, a decrease of 21%.

➢             Investments — divestments(5)

Investments, excluding acquisitions of €3.4 billion and including the change in non-current loans of €946 million, were €21.3 billion in 2013 compared to €18.5 billion in 2012, an increase reflecting the investments for the large number of Upstream projects under development.

Acquisitions in 2013 were €3.4 billion, comprised essentially of the acquisition of an interest in the Libra field in Brazil, an additional 6% stake in the Ichthys project in Australia, an additional 1.6% stake in Novatek(6), the carry on the Utica gas and condensate field in the United States, and the bonuses for exploration permits in South Africa, Mozambique and Brazil. Acquisitions in 2012 were €3.1 billion.

Asset sales in 2013 were €3.6 billion, comprised essentially of the sale of TIGF in France, a 25% interest in the Tempa Rossa field in Italy, the interest in the Voyageur upgrader project in Canada, TOTAL’s fertilizer activities in Europe and exploration and production assets in Trinidad & Tobago. Asset sales in 2012 were €4.6 billion.

Net investments were €19.5 billion in 2013, an increase of 14% compared to €17.1 billion in 2012, mainly due to an increase in organic investments in the Upstream segment. Included in 2013 is €1.6 billion related to the sale of minority equity interests in Total E&P Congo and Block 14 in Angola, which are shown in the financing section of the cash flow statement.

(5)        Detail shown on page 13 of this exhibit.

(6)        The Group’s interest in Novatek was 17% at December 31, 2013.

➢             Cash flow

Cash flow from operating activities was €21,473 million in 2013, a decrease of 4% compared to €22,462 million in 2012 reflecting the decrease in net income, partially offset by the change in working capital between the two periods. Cash flow from operating activities was affected by the impact of changes in oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow was €1,986 million in 2013 compared to €5,391 million in 2012, reflecting lower cash flow from operating activities and a higher level of net investments.

The net-debt-to-equity ratio was 23.3% on December 31, 2013, compared to 21.9% on December 31, 2012.(7)

•             ANALYSIS OF BUSINESS SEGMENT RESULTS

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply & Marketing segment (renamed the Marketing & Services segment on November 13, 2012), which is dedicated to worldwide supply and marketing activities in the oil products field. A further reorganization of the Group’s Upstream and Marketing & Services segments became effective as of July 1, 2012, with the Upstream segment now consisting of the activities of Gas & Power in addition to the exploration and production of hydrocarbons, and the Marketing & Services segment now consisting of the activities of New Energies in addition to the Group’s worldwide businesses of supplying and marketing petroleum products. Historical numbers contained herein have been restated on this basis.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding (as from January 1, 2011) the effect of changes in fair value. For further information on

(7)        Detail shown on page 13 of this exhibit.

the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 24-30 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

➢             Upstream segment

•            Environment — liquids and gas price realizations*

4Q13	3Q13	4Q12	4Q13 vs 4Q12		2013	2012	2013 vs 2012
109.2	110.3	110.1	-1%	Brent $(/b)	108.7	111.7	-3%
102.5	107.2	106.4	-4%	Average liquids price $(/b)	103.3	107.7	-4%
7.36	7.18	6.94	+6%	Average gas price $(/Mbtu)	7.12	6.74	+6%
74.6	77.3	77.0	-3%	Average hydrocarbons price $(/boe)	74.8	77.3	-3%

*              Consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

•            Production

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Hydrocarbon production	2013	2012	2013 vs 2012
2,284	2,299	2,293	—	Combined production (kboe/d)	2,299	2,300	—
1,142	1,174	1,206	-5%	• Liquids (kb/d)	1,167	1,220	-4%
6,260	6,167	5,897	+6%	• Gas (Mcf/d)	6,184	5,880	+5%

Hydrocarbon production was 2,284 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2013, a decrease of 0.5% compared to the fourth quarter 2012, essentially as a result of:

•                  +1% for start-ups and growth from new projects;

•                  -0.5% for normal decline, partially offset by lower maintenance, the restart of production from Elgin/Franklin in the UK North Sea and OML 58 in Nigeria; and

•                  -1% for security issues in Nigeria and Libya, partially offset by improved security conditions in Yemen.

In 2013, hydrocarbon production was 2,299 kboe/d, stable compared to 2012, essentially as a result of:

•                  +2.5% for start-ups and growth from new projects;

•                  -1% for normal decline, partially offset by lower maintenance, the restart of production from Elgin/Franklin in the UK North Sea and OML 58 in Nigeria;

•                  -0.5% for portfolio changes, including mainly the sale of interests in Nigeria, the UK, Colombia, and Trinidad & Tobago, net of higher production corresponding to the increased stake in Novatek; and

•                  -1% for security issues in Nigeria and Libya, partially offset by improved security conditions in Yemen.

•            Reserves

Year-end reserves	2013	2012	2013 vs 2012
Hydrocarbon reserves (Mboe)	11,526	11,368	+1%
• Liquids (Mb)	5,413	5,686	-5%
• Gas (Bcf)	33,026	30,877	+7%

Proved reserves based on SEC rules (based on Brent at $108.2/b) were 11,526 Mboe at December 31, 2013. Based on the 2013 average rate of production, the reserve life is more than thirteen years.

•            Results

As described under “Analysis of business segment results” above, beginning on July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported within the Marketing & Services segment. As a result, certain information has been restated according to the new organization.

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros	2013	2012	2013 vs 2012
5,143	4,479	5,988	-14%	Non-Group sales	19,855	22,143	-10%
4,083	3,740	4,425	-8%	Operating income	17,061	20,261	-16%
17	746	624	-97%	Adjustments affecting operating income	793	1,795	-56%
4,100	4,486	5,049	-19%	Adjusted operating income*	17,854	22,056	-19%
2,250	2,329	2,686	-16%	Adjusted net operating income*	9,370	11,145	-16%
516	499	350	+47%	• Includes adjusted income from equity affiliates	2,175	1,856	+17%
7,021	5,064	5,518	+27%	Investments	22,396	19,618	+14%
584	2,114	1,415	-59%	Divestments	4,353	2,798	+56%
5,414	4,765	4,429	+22%	Cash flow from operating activities	16,457	18,950	-13%

*              Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,250 million in the fourth quarter 2013 compared to €2,686 million in the fourth quarter 2012, a decrease of 16% reflecting mainly a less favorable production mix, a lower average realized liquids price, and a higher tax rate for the Upstream segment.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact of €14 million in the fourth quarter 2013 on the segment’s adjusted net operating income and a positive impact of €88 million in the fourth quarter 2012, consisting essentially of a reserve for the restoration of the Lacq site where activities will be shut-down and a provision for abandonment costs relating to Elgin in the UK partially offset by gains on the sale of Upstream assets in Colombia.

The effective tax rate for the Upstream segment was 58.8% in the fourth quarter 2013 compared to 54.8% in the fourth quarter 2012, which was marked by favorable one-off items, such as year-end tax adjustments and the reversal of a non-deductible loss.

Adjusted net operating income from the Upstream segment in 2013 was €9,370 million compared to €11,145 million in 2012, a decrease of 16% mainly due to a less favorable production mix, higher technical costs, particularly for exploration, and a higher tax rate for the Upstream segment.

The effective tax rate for the Upstream segment in 2013 was 60.1% compared to 58.4% in 2012.

Technical costs for consolidated subsidiaries, in accordance with ASC 932(8), were $26.1/boe in 2013 compared to $22.8/boe in 2012, notably due to increased non-cash expenses relating to major project start-ups as well as increased exploration expenses.

The return on average capital employed (ROACE(9)) for the Upstream segment was 14% for the full-year 2013 compared to 18% for the full-year 2012.

(8)        FASB Accounting Standards Codification Topic 932, Extractive industries — Oil and Gas.

(9)        Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 14 of this exhibit.

➢             Refining & Chemicals segment

•           Refinery throughput and utilization rates*

4Q13	3Q13	4Q12	4Q13 vs 4Q12		2013	2012	2013 vs 2012
1,580	1,759	1,648	-4%	Total refinery throughput (kb/d)	1,719	1,786	-4%
535	696	532	+1%	• France	647	657	-2%
755	784	847	-11%	• Rest of Europe	797	866	-8%
290	279	269	+8%	• Rest of world	275	263	+5%
				Utilization rates**
73%	81%	76%		• Based on crude only	80%	82%
77%	86%	79%		• Based on crude and other feedstock	84%	86%

*              Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**         Based on distillation capacity at the beginning of the year.

In the fourth quarter 2013, refinery throughput decreased by 4% compared to the fourth quarter 2012, essentially due to a turnaround at the Feyzin refinery, unscheduled maintenance at the Antwerp refinery, strikes at refineries in France and voluntary shutdowns in response to weak refining margins.

For the full-year 2013, refinery throughput decreased by 4% compared to the previous year, reflecting essentially a turnaround at the Antwerp refinery, higher maintenance at the Donges refinery, voluntary shutdowns in response to weak refining margins in late 2013 and the closure of the Rome refinery at the end of the third quarter 2012.

•           Results

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros (except ERMI refining margins)	2013	2012	2013 vs 2012
10.1	10.6	33.9	-70%	European refining margin indicator - ERMI $(/t)	17.9	36.0	-50%
21,766	21,260	22,169	-2%	Non-Group sales	86,204	91,117	-5%
(169)	143	(153)	n/a	Operating income	132	1,050	-87%
469	119	541	-13%	Adjustments affecting operating income	1,197	405	x2.96
300	262	388	-23%	Adjusted operating income*	1,329	1,455	-9%
321	330	367	-13%	Adjusted net operating income*	1,404	1,376	+2%
118	119	92	+28%	• Contribution of Specialty chemicals	440	383	+15%
709	415	573	+29%	Investments	2,039	1,944	+5%
32	8	101	-68%	Divestments	275	304	-10%
1,356	840	502	+170%	Cash flow from operating activities	3,211	2,127	+51%

*              Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

The European refining margin indicator (ERMI) averaged $10.1/t in the fourth quarter 2013, a decrease of 70% compared to the average of $33.9/t in the fourth quarter 2012. For the full-year 2013, the ERMI was $17.9/t, a decrease of 50% compared to 2012. Petrochemical margins remained at high levels, particularly in the United States.

Adjusted net operating income from the Refining & Chemicals segment was €321 million in the fourth quarter 2013, compared to €367 million in the fourth quarter 2012, reflecting essentially the deterioration of the refining environment, partially offset by the improvement in petrochemical margins and by the impact of efficiency plans, notably for fixed cost reductions, between the two periods.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of €47 million in the fourth quarter 2013 on the segment’s adjusted net operating income and a positive impact of €236 million in the fourth quarter 2012. The exclusion of special items had a positive impact of €786 million in the fourth quarter 2013 on the segment’s adjusted net operating income, consisting mainly of charges and write-offs related to the restructuring of downstream activities in France, and a positive impact of €182 million in the fourth quarter 2012, reflecting mainly an impairment on European chemicals assets.

For the full-year 2013, adjusted net operating income from the Refining & Chemicals segment was €1,404 million, an increase of 2% compared to €1,376 million in 2012 despite the 50% decrease in refining margins. The increase was due in part to the tangible results realized from the implementation of planned synergies and operational efficiencies and to a more favorable environment for petrochemicals, which offset the sharp decline in European refining margins.

In addition, the SATORP integrated refinery in Saudi Arabia has begun to export refined products after the successful start-up of its first units.

The ROACE for the Refining & Chemicals segment was 9% for the full-year 2013, stable compared to the full-year 2012.

➢             Marketing & Services segment

•           Refined product sales

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Sales in kb/d*	2013	2012	2013 vs 2012
1,150	1,144	1,123	+2%	Europe	1,138	1,160	-2%
605	599	583	+4%	Rest of world	611	550	+11%
1,755	1,743	1,706	+3%	Total Marketing & Services sales	1,749	1,710	+2%

*              Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 12 of this exhibit).

In the fourth quarter 2013, sales volumes increased by 3% compared to the fourth quarter 2012. This increase was driven in particular by sales in the Americas, Africa and Middle East.

Overall for the full-year 2013, sales volumes increased by 2% compared to the previous year, due to growth in Africa and the Americas, partially offset by a decrease in Europe.

•           Results

As described under “Analysis of business segment results” above, beginning on July 1, 2012, the Supply & Marketing segment (renamed the Marketing & Services segment on November 13, 2012) includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros	2013	2012	2013 vs 2012
20,847	21,074	21,699	-4%	Non-Group sales	83,481	86,614	-4%
327	439	272	+20%	Operating income	1,491	1,058	+41%
43	(41)	110	-61%	Adjustments affecting operating income	105	297	-65%
370	398	382	-3%	Adjusted operating income*	1,596	1,355	+18%
226	330	267	-15%	Adjusted net operating income*	1,151	830	+39%
18	(7)	14	+24%	• Contribution of New Energies	(2)	(169)	n/a
610	326	508	+20%	Investments	1,365	1,301	+5%
47	44	46	+2%	Divestments	141	152	-7%
318	1,287	1,024	-69%	Cash flow from operating activities	1,926	1,132	+70%

*              Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Marketing & Services sales were €20.8 billion in the fourth quarter 2013, a decrease of 4% compared to the fourth quarter 2012.

Adjusted net operating income from the Marketing & Services segment was €226 million in the fourth quarter 2013 compared to €267 million in the fourth quarter 2012, reflecting lower margins in European markets.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of €27 million in the fourth quarter 2013 on the segment’s adjusted net operating income and a positive impact of €74 million in the fourth quarter 2012. The exclusion of special items had a negative impact of €12 million in the fourth quarter 2013 on the segment’s adjusted net operating income and a positive impact of €125 million in the fourth quarter 2012, reflecting mainly impairments and restructuring charges in New Energies.

For the full-year 2013, Marketing & Services sales were €83.5 billion, a decrease of 4% compared to 2012.

Adjusted net operating income from the Marketing & Services segment in 2013 was €1,151 million compared to €830 million in 2012, an increase of 39% reflecting essentially the improvement in the performance of the New Energies, which had particularly negative results in 2012, as well as the overall improvement made in refined products marketing, particularly in emerging markets.

The ROACE for the Marketing & Services segment was 16% for the full-year 2013 compared to 12% for the full-year 2012.

•                           TOTAL S.A., PARENT COMPANY ACCOUNTS AND PROPOSED DIVIDEND

Net income for TOTAL S.A., the parent company, was €6,031 million in 2013 compared to €6,520 million in 2012.

After closing the 2013 accounts, the Board of Directors decided to propose at the May 16, 2014 Annual Shareholders Meeting a €2.38/share dividend for 2013, which represents a 3.4% increase for the remaining dividend(10). Taking into account the interim dividends for the first three quarters of 2013 approved by the Board of Directors (€1.77/share), the remaining 2013 dividend would increase to  €0.61/share and be paid on June 5, 2014.

•                           SUMMARY AND OUTLOOK

After reaching a peak of $28 billion (approximately €21 billion) in 2013, the budget for organic investments was reduced to $26 billion (approximately €20 billion) in 2014, more than 80% of which will be dedicated to Upstream. In addition, the Group has mobilized all of its teams with the objective to closely control their investments and reduce their operating costs while maintaining as an imperative the priority to safety.

The Group’s asset sale program, targeting $15-20 billion (approximately €12-15 billion) of divestments over the 2012-14 period, generated $13 billion (approximately €10 billion) in assets sales in 2012 and 2013(11). In 2014, with asset sales that are pending and under study, the Group expects to achieve the program target and potentially exceed it.

In the Upstream segment, TOTAL confirmed its production growth targets of 2.6 Mboe/d in 2015 and the potential for about 3 Mboe/d in 2017.  Essentially all of the projects needed to achieve these targets are either already producing or under development. In 2014, after the expiration of the Adco license, production should benefit from ramp-ups on recently started projects and from the start-up of TOTAL-operated projects, such as CLOV in Angola, Laggan-Tormore in the UK North Sea and Ofon Phase 2 in Nigeria.

TOTAL is continuing to pursue its ambitious exploration program with a stable budget of $2.8 billion (approximately €2.2 billion). This program includes, in particular, high-potential prospects in Brazil, the Kwanza Basin in Angola, Ivory Coast and South Africa.

In the Refining & Chemicals segment, productivity and synergy gains related to the ongoing restructuring should continue in 2014 to contribute, in a constant environment, to the improvement in the segment’s profitability. Also in 2014, the start-up of the remaining units of the Satorp refinery at Jubail in Saudi Arabia will make the new, integrated platform fully operational.

The Marketing & Services segment plans to continue developing its positions in growth markets and to optimize its positions in Europe. New Energies, at breakeven in 2013, should continue to benefit from ongoing efforts at SunPower to improve productivity through growth and innovation.

The Group confirms its commitment to a policy of competitive returns to shareholders in accordance with its objectives for sustainable development.

Finally, in order to provide more comparable financial disclosure and to better reflect the performance of its activities, which are mainly dollar-based, TOTAL has decided to change, effective January 1, 2014, its financial statements reporting

(10)             The ex-dividend date for the remainder of the 2013 dividend would be June 2, 2014; for the ADR (NYSE:TOT) the ex-dividend date would be May 28, 2014.

(11)             Including transactions with minority interests.

from euros to U.S. dollars. The accounts of the parent company, TOTAL S.A., will remain in euros. The dividend will therefore continue to be fixed in euros.

Since the start of the year, the environment has remained favorable in the upstream, while refining margins have continued to deteriorate significantly in Europe.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2012.

Operating information by segment

for the fourth quarter and full-year 2013

•                           Upstream

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Combined liquids and gas production by region (kboe/d)	2013	2012	2013 vs 2012
405	386	421	-4%	Europe	392	427	-8%
644	656	701	-8%	Africa	670	713	-6%
522	553	482	+8%	Middle East	536	493	+9%
75	77	67	+12%	North America	73	69	+6%
149	172	175	-15%	South America	166	182	-9%
242	235	227	+7%	Asia-Pacific	235	221	+6%
247	220	220	+12%	CIS	227	195	+16%
2,284	2,299	2,293	—	Total production	2,299	2,300	—
692	697	624	+11%	Includes equity affiliates	687	611	+12%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Liquids production by region (kboe/d)	2013	2012	2013 vs 2012
180	170	185	-3%	Europe	168	197	-15%
503	527	568	-11%	Africa	531	574	-7%
314	335	312	+1%	Middle East	324	311	+4%
28	29	26	+8%	North America	28	25	+12%
50	53	57	-12%	South America	54	59	-8%
27	30	28	-4%	Asia-Pacific	30	27	+11%
40	30	30	+33%	CIS	32	27	+19%
1,142	1,174	1,206	-5%	Total production	1,167	1,220	-4%
323	331	307	+5%	Includes equity affiliates	325	308	+6%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Gas production by region (Mcf/d)	2013	2012	2013 vs 2012
1,242	1,185	1,270	-2%	Europe	1,231	1,259	-2%
690	654	654	+6%	Africa	699	705	-1%
1,139	1,212	930	+22%	Middle East	1,155	990	+17%
261	269	228	+14%	North America	256	246	+4%
554	667	657	-16%	South America	627	682	-8%
1,258	1,151	1,127	+12%	Asia-Pacific	1,170	1,089	+7%
1,116	1,029	1,031	+8%	CIS	1,046	909	+15%
6,260	6,167	5,897	+6%	Total production	6,184	5,880	+5%
1,995	2,002	1,712	+17%	Includes equity affiliates	1,955	1,637	+19%

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Liquefied natural gas	2013	2012	2013 vs 2012
3.35	3.01	2.73	+23%	LNG sales* (Mt)	12.13	11.42	+6%

*              Sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient.

•                           Downstream (Refining & Chemicals and Marketing & Supply)

4Q13	3Q13	4Q12	4Q13 vs 4Q12	Refined product sales by region (kb/d)*	2013	2012	2013 vs 2012
1,945	2,004	1,964	-1%	Europe	1,975	2,018	-2%
496	430	413	+20%	Africa	454	404	+12%
473	490	435	+9%	Americas	497	480	+4%
546	397	531	+3%	Rest of world	492	501	-2%
3,460	3,321	3,343	+3%	Total consolidated sales	3,418	3,403	—
505	496	545	-7%	Includes bulk sales	514	532	-3%
1,200	1,082	1,092	+10%	Includes trading	1,155	1,161	-1%

*              Includes share of TotalErg.

Investments — Divestments

4Q13	3Q13	4Q12	4Q13 vs 4Q12	in millions of euros	2013	2012	2013 vs 2012
6,555	4,964	5,360	+22%	Investments excluding acquisitions*	21,312	18,516	+15%
285	328	380	-25%	• Capitalized exploration	1,371	1,352	+1%
484	176	(181)	n/a	• Change in non-current loans**	946	664	+42%
1,385	549	578	x2.4	Acquisitions	3,368	3,142	+7%
7,940	5,513	5,938	+34%	Investments including acquisitions*	24,680	21,658	+14%
242	1,849	881	-73%	Asset sales	3,572	4,586	-22%
1,231	36	—	n/a	Other transactions with minority interests	1,621	1	n/a
6,467	3,628	5,057	+28%	Net investments***	19,487	17,071	+14%

*	Includes changes in non-current loans.
**	Includes net investments in equity affiliates and non-consolidated companies + net financing for employees related stock purchase plans.
***	Net investments = investments including acquisitions — asset sales — other transactions with minority interests.

Net-debt-to-equity ratio

in millions of euros	12/31/2013	9/30/2013	12/31/2012
Current borrowings	8,116	8,209	11,016
Net current financial assets	(260)	(297)	(1,386)
Net financial assets classified as held for sale	(130)	(42)	756
Non-current financial debt	25,069	25,128	22,274
Hedging instruments of non-current debt	(1,028)	(1,362)	(1,626)
Cash and cash equivalents	(14,647)	(14,891)	(15,469)
Net debt	17 120	16 745	15 565

Shareholders’ equity	72,629	72,484	71,185
Estimated dividend payable	(1,362)	(1,313)	(1,299)
Minority interests	2,281	1,724	1,280
Equity	73,548	72,895	71,166

Net-debt-to-equity ratio	23.3%	23.0%	21.9%

Return on average capital employed

•                  Full year 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	9,370	1,404	1,151
Capital employed at 12/31/2012*	63,862	15,726	6,986
Capital employed at 12/31/2013*	69,266	14,297	7,259
ROACE	14.1%	9.4%	16.2%

*              At replacement cost (excluding after-tax inventory effect).

•                  Twelve months ended September 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	9,806	1,450	1,192
Capital employed at 9/30/2012*	62,707	15,857	7,600
Capital employed at 9/30/2013*	67,487	15,443	6,833
ROACE	15.1%	9.3%	16.5%

*              At replacement cost (excluding after-tax inventory effect).

•                  Full year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	11,145	1,376	830
Capital employed at 12/31/2011*	56,910	15,454	6,852
Capital employed at 12/31/2012*	63,862	15,726	6,986
ROACE	18.5%	8.8%	12.0%

*              At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Fourth quarter 2013	1.36	10.1	109.2	102.5	7.36
Third quarter 2013	1.32	10.6	110.3	107.2	7.18
Second quarter 2013	1.31	24.1	102.4	96.6	6.62
First quarter 2013	1.32	26.9	112.6	106.7	7.31
Fourth quarter 2012	1.30	33.9	110.1	106.4	6.94

*                       European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                  $1/t = $0.136/b.

***             Consolidated subsidiaries, excluding fixed margin contracts. Beginning with the first quarter of 2012, includes hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	4th quarter 2013	3rd quarter 2013	4th quarter 2012

Sales	47,753	46,686	49,868
Excise taxes	(4,564)	(4,658)	(4,399)
Revenues from sales	43,189	42,028	45,469

Purchases, net of inventory variation	(30,871)	(29,368)	(31,854)
Other operating expenses	(5,630)	(5,070)	(6,277)
Exploration costs	(486)	(568)	(504)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,152)	(2,778)	(2,413)
Other income	198	1,144	474
Other expense	(318)	(161)	(239)

Financial interest on debt	(160)	(159)	(160)
Financial income from marketable securities & cash equivalents	19	9	33
Cost of net debt	(141)	(150)	(127)

Other financial income	126	138	123
Other financial expense	(111)	(153)	(110)

Equity in net income (loss) of affiliates	619	625	392

Income taxes	(2,749)	(2,863)	(2,557)
Consolidated net income	1,674	2,824	2,377
Group share	1,605	2,761	2,341
Non-controlling interests	69	63	36
Earnings per share (€)	0.71	1.22	1.04
Fully-diluted earnings per share (€)	0.71	1.21	1.03

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	4th quarter 2013	3rd quarter 2013	4th quarter 2012

Consolidated net income	1,674	2,824	2,377

Other comprehensive income

Actuarial gains and losses	499	33	(437)
Tax effect	(214)	(8)	190
Items not potentially reclassifiable to profit and loss	285	25	(247)
Currency translation adjustment	(953)	(1,086)	(987)
Available for sale financial assets	18	5	4
Cash flow hedge	17	28	29
Share of other comprehensive income of equity affiliates, net amount	(250)	(271)	(31)
Other	8	(4)	—
Tax effect	(9)	(11)	(9)
Items potentially reclassifiable to profit and loss	(1,169)	(1,339)	(994)
Total other comprehensive income (net amount)	(884)	(1,314)	(1,241)

Comprehensive income	790	1,510	1,136
- Group share	779	1,504	1,131
- Non-controlling interests	11	6	5

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(M€) (a)	Year 2013	Year 2012

Sales	189,542	200,061
Excise taxes	(17,887)	(17,762)
Revenues from sales	171,655	182,299

Purchases, net of inventory variation	(121,113)	(126,798)
Other operating expenses	(21,687)	(22,784)
Exploration costs	(1,633)	(1,446)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,031)	(9,525)
Other income	1,725	1,462
Other expense	(2,105)	(915)

Financial interest on debt	(670)	(671)
Financial income from marketable securities & cash equivalents	64	100
Cost of net debt	(606)	(571)

Other financial income	524	558
Other financial expense	(529)	(499)

Equity in net income (loss) of affiliates	2,571	2,010

Income taxes	(11,110)	(13,035)
Consolidated net income	8,661	10,756
Group share	8,440	10,609
Non-controlling interests	221	147
Earnings per share (€)	3.73	4.70
Fully-diluted earnings per share (€)	3.72	4.68

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(M€)	Year 2013	Year 2012

Consolidated net income	8,661	10,756

Other comprehensive income

Actuarial gains and losses	513	(911)
Tax effect	(216)	362
Items not potentially reclassifiable to profit and loss	297	(549)
Currency translation adjustment	(2,199)	(702)
Available for sale financial assets	25	(338)
Cash flow hedge	117	65
Share of other comprehensive income of equity affiliates, net amount	(857)	160
Other	(4)	(14)
Tax effect	(47)	63
Items potentially reclassifiable to profit and loss	(2,965)	(766)
Total other comprehensive income (net amount)	(2,668)	(1,315)

Comprehensive income	5,993	9,441
- Group share	5,910	9,334
- Non-controlling interests	83	107

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	December 31, 2013	September 30, 2013 (unaudited)	December 31, 2012

ASSETS

Non-current assets
Intangible assets, net	13,341	12,595	12,858
Property, plant and equipment, net	75,759	71,924	69,332
Equity affiliates : investments and loans	14,804	14,624	13,759
Other investments	1,207	1,315	1,190
Hedging instruments of non-current financial debt	1,028	1,362	1,626
Deferred income taxes	2,810	2,756	2,279
Other non-current assets	3,195	2,910	2,663
Total non-current assets	112,144	107,486	103,707

Current assets
Inventories, net	16,023	15,897	17,397
Accounts receivable, net	16,984	18,426	19,206
Other current assets	10,798	11,244	10,086
Current financial assets	536	339	1,562
Cash and cash equivalents	14,647	14,891	15,469
Assets classified as held for sale	2,359	2,304	3,797
Total current assets	61,347	63,101	67,517
Total assets	173,491	170,587	171,224

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,944	5,943	5,915
Paid-in surplus and retained earnings	74,449	73,144	70,116
Currency translation adjustment	(4,385)	(3,224)	(1,504)
Treasury shares	(3,379)	(3,379)	(3,342)
Total shareholders’ equity - Group Share	72,629	72,484	71,185
Non-controlling interests	2,281	1,724	1,280
Total shareholders’ equity	74,910	74,208	72,465

Non-current liabilities
Deferred income taxes	12,943	12,917	12,132
Employee benefits	3,071	3,554	3,744
Provisions and other non-current liabilities	12,701	10,949	11,585
Non-current financial debt	25,069	25,128	22,274
Total non-current liabilities	53,784	52,548	49,735

Current liabilities
Accounts payable	21,958	20,594	21,648
Other creditors and accrued liabilities	13,821	14,347	14,698
Current borrowings	8,116	8,209	11,016
Other current financial liabilities	276	42	176
Liabilities directly associated with the assets classified as held for sale	626	639	1,486
Total current liabilities	44,797	43,831	49,024
Total liabilities and shareholders’ equity	173,491	170,587	171,224

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	4th quarter 2013	3rd quarter 2013	4th quarter 2012

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	1,674	2,824	2,377
Depreciation, depletion and amortization	2,469	3,169	2,801
Non-current liabilities, valuation allowances and deferred taxes	610	585	358
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(142)	(1,073)	(456)
Undistributed affiliates’ equity earnings	(72)	(228)	119
(Increase) decrease in working capital	2,489	1,576	636
Other changes, net	67	101	30
Cash flow from operating activities	7,095	6,954	5,865

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,119)	(5,136)	(6,038)
Acquisitions of subsidiaries, net of cash acquired	—	—	8
Investments in equity affiliates and other securities	(337)	(201)	(89)
Increase in non-current loans	(918)	(515)	(504)
Total expenditures	(8,374)	(5,852)	(6,623)
Proceeds from disposals of intangible assets and property, plant and equipment	26	39	482
Proceeds from disposals of subsidiaries, net of cash sold	2	1,793	317
Proceeds from disposals of non-current investments	214	17	82
Repayment of non-current loans	434	339	685
Total divestments	676	2,188	1,566
Cash flow used in investing activities	(7,698)	(3,664)	(5,057)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	19	17	—
- Treasury shares	—	(179)	—
Dividends paid:
- Parent company shareholders	(1,338)	(1,340)	(1,332)
- Non-controlling interests	(37)	(9)	(4)
Other transactions with non-controlling interests	1,231	36	—
Net issuance (repayment) of non-current debt	1,552	3,382	144
Increase (decrease) in current borrowings	(1,019)	(1,855)	(862)
Increase (decrease) in current financial assets and liabilities	29	48	23
Cash flow used in financing activities	437	100	(2,031)
Net increase (decrease) in cash and cash equivalents	(166)	3,390	(1,223)
Effect of exchange rates	(78)	(57)	(141)
Cash and cash equivalents at the beginning of the period	14,891	11,558	16,833
Cash and cash equivalents at the end of the period	14,647	14,891	15,469

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(M€)	Year 2013	Year 2012

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	8,661	10,756
Depreciation, depletion and amortization	10,058	10,481
Non-current liabilities, valuation allowances and deferred taxes	1,171	1,470
Impact of coverage of pension benefit plans	—	(362)
(Gains) losses on disposals of assets	(68)	(1,321)
Undistributed affiliates’ equity earnings	(583)	211
(Increase) decrease in working capital	1,930	1,084
Other changes, net	304	143
Cash flow from operating activities	21,473	22,462

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(22,400)	(19,905)
Acquisitions of subsidiaries, net of cash acquired	(16)	(191)
Investments in equity affiliates and other securities	(1,318)	(898)
Increase in non-current loans	(2,188)	(1,949)
Total expenditures	(25,922)	(22,943)
Proceeds from disposals of intangible assets and property, plant and equipment	1,329	1,418
Proceeds from disposals of subsidiaries, net of cash sold	1,995	352
Proceeds from disposals of non-current investments	248	2,816
Repayment of non-current loans	1,242	1,285
Total divestments	4,814	5,871
Cash flow used in investing activities	(21,108)	(17,072)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	365	32
- Treasury shares	(179)	(68)
Dividends paid:
- Parent company shareholders	(5,367)	(5,184)
- Non controlling interests	(118)	(104)
Other transactions with non-controlling interests	1,621	1
Net issuance (repayment) of non-current debt	8,359	5,279
Increase (decrease) in current borrowings	(6,804)	(2,754)
Increase (decrease) in current financial assets and liabilities	978	(947)
Cash flow used in financing activities	(1,145)	(3,745)
Net increase (decrease) in cash and cash equivalents	(780)	1,645
Effect of exchange rates	(42)	(201)
Cash and cash equivalents at the beginning of the period	15,469	14,025
Cash and cash equivalents at the end of the period	14,647	15,469

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity Group	Non- controlling	Total shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2012	2,363,767,313	5,909	65,430	(1,004)	(109,554,173)	(3,390)	66,945	1,352	68,297
Net income 2012	—	—	10,609	—	—	—	10,609	147	10,756
Other comprehensive Income	—	—	(769)	(506)	—	—	(1,275)	(40)	(1,315)
Comprehensive Income	—	—	9,840	(506)	—	—	9,334	107	9,441
Dividend	—	—	(5,237)	—	—	—	(5,237)	(104)	(5,341)
Issuance of common shares	2,165,833	6	26	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares (1)	—	—	(116)	—	2,962,534	116	—	—	—
Share-based payments	—	—	146	—	—	—	146	—	146
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	11	6	—	—	17	(16)	1
Other items	—	—	16	—	—	—	16	(59)	(43)
As of December 31, 2012	2,365,933,146	5,915	70,116	(1,504)	(108,391,639)	(3,342)	71,185	1,280	72,465
Net income 2013	—	—	8,440	—	—	—	8,440	221	8,661
Other comprehensive Income	—	—	360	(2,890)	—	—	(2,530)	(138)	(2,668)
Comprehensive Income	—	—	8,800	(2,890)	—	—	5,910	83	5,993
Dividend	—	—	(5,358)	—	—	—	(5,358)	(118)	(5,476)
Issuance of common shares	11,745,014	29	336	—	—	—	365	—	365
Purchase of treasury shares	—	—	—	—	(4,414,200)	(179)	(179)	—	(179)
Sale of treasury shares (1)	—	—	(142)	—	3,591,391	142	—	—	—
Share-based payments	—	—	142	—	—	—	142	—	142
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	548	9	—	—	557	1,027	1,584
Other items	—	—	7	—	—	—	7	9	16
As of December 31, 2013	2,377,678,160	5,944	74,449	(4,385)	(109,214,448)	(3,379)	72,629	2,281	74,910

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,143	21,766	20,847	(3)	—	47,753
Intersegment sales	7,521	9,571	281	42	(17,415)	—
Excise taxes	—	(985)	(3,579)	—	—	(4,564)
Revenues from sales	12,664	30,352	17,549	39	(17,415)	43,189
Operating expenses	(7,011)	(30,095)	(17,074)	(222)	17,415	(36,987)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,570)	(426)	(148)	(8)	—	(2,152)
Operating income	4,083	(169)	327	(191)	—	4,050
Equity in net income (loss) of affiliates and other items	593	(56)	(31)	8	—	514
Tax on net operating income	(2,440)	(287)	(85)	34	—	(2,778)
Net operating income	2,236	(512)	211	(149)	—	1,786
Net cost of net debt						(112)
Non-controlling interests						(69)
Net income						1,605

4th quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(17)	—	—	—	—	(17)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(17)	—	—	—	—	(17)
Operating expenses	—	(340)	(40)	—	—	(380)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(129)	(3)	—	—	(132)
Operating income (b)	(17)	(469)	(43)	—	—	(529)
Equity in net income (loss) of affiliates and other items	—	(152)	(18)	—	—	(170)
Tax on net operating income	3	(212)	46	—	—	(163)
Net operating income (b)	(14)	(833)	(15)	—	—	(862)
Net cost of net debt						—
Non-controlling interests						—
Net income						(862)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(57)	(33)	—
On net operating income	—	(47)	(27)	—

4th quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,160	21,766	20,847	(3)	—	47,770
Intersegment sales	7,521	9,571	281	42	(17,415)	—
Excise taxes	—	(985)	(3,579)	—	—	(4,564)
Revenues from sales	12,681	30,352	17,549	39	(17,415)	43,206
Operating expenses	(7,011)	(29,755)	(17,034)	(222)	17,415	(36,607)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,570)	(297)	(145)	(8)	—	(2,020)
Adjusted operating income	4,100	300	370	(191)	—	4,579
Equity in net income (loss) of affiliates and other items	593	96	(13)	8	—	684
Tax on net operating income	(2,443)	(75)	(131)	34	—	(2,615)
Adjusted net operating income	2,250	321	226	(149)	—	2,648
Net cost of net debt						(112)
Non-controlling interests						(69)
Ajusted net income						2,467
Adjusted fully-diluted earnings per share (€)						1.08

(a) Except for earnings per share.

4th quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,021	709	610	34	—	8,374
Total divestments	584	32	47	13	—	676
Cash flow from operating activities	5,414	1,356	318	7	—	7,095

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,479	21,260	21,074	(127)	—	46,686
Intersegment sales	6,974	10,068	431	13	(17,486)	—
Excise taxes	—	(975)	(3,683)	—	—	(4,658)
Revenues from sales	11,453	30,353	17,822	(114)	(17,486)	42,028
Operating expenses	(5,364)	(29,925)	(17,247)	44	17,486	(35,006)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,349)	(285)	(136)	(8)	—	(2,778)
Operating income	3,740	143	439	(78)	—	4,244
Equity in net income (loss) of affiliates and other items	1,506	75	64	(52)	—	1,593
Tax on net operating income	(2,564)	(174)	(113)	(32)	—	(2,883)
Net operating income	2,682	44	390	(162)	—	2,954
Net cost of net debt						(130)
Non-controlling interests						(63)
Net income						2,761

3rd quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(9)	—	—	—	—	(9)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(9)	—	—	—	—	(9)
Operating expenses	(86)	(114)	41	—	—	(159)
Depreciation, depletion and amortization of tangible assets and mineral interests	(651)	(5)	—	—	—	(656)
Operating income (b)	(746)	(119)	41	—	—	(824)
Equity in net income (loss) of affiliates and other items	950	(5)	29	(30)	—	944
Tax on net operating income	149	(162)	(10)	(34)	—	(57)
Net operating income (b)	353	(286)	60	(64)	—	63
Net cost of net debt						—
Non-controlling interests						(18)
Net income						45

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(114)	71	—
On net operating income	—	(63)	49	—

3rd quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,488	21,260	21,074	(127)	—	46,695
Intersegment sales	6,974	10,068	431	13	(17,486)	—
Excise taxes	—	(975)	(3,683)	—	—	(4,658)
Revenues from sales	11,462	30,353	17,822	(114)	(17,486)	42,037
Operating expenses	(5,278)	(29,811)	(17,288)	44	17,486	(34,847)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,698)	(280)	(136)	(8)	—	(2,122)
Adjusted operating income	4,486	262	398	(78)	—	5,068
Equity in net income (loss) of affiliates and other items	556	80	35	(22)	—	649
Tax on net operating income	(2,713)	(12)	(103)	2	—	(2,826)
Adjusted net operating income	2,329	330	330	(98)	—	2,891
Net cost of net debt						(130)
Non-controlling interests						(45)
Ajusted net income						2,716
Adjusted fully-diluted earnings per share (€)						1.19

(a) Except for earnings per share.

3rd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,064	415	326	47	—	5,852
Total divestments	2,114	8	44	22	—	2,188
Cash flow from operating activities	4,765	840	1,287	62	—	6,954

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,988	22,169	21,669	42	—	49,868
Intersegment sales	8,081	11,013	148	59	(19,301)	—
Excise taxes	—	(959)	(3,440)	—	—	(4,399)
Revenues from sales	14,069	32,223	18,377	101	(19,301)	45,469
Operating expenses	(7,892)	(31,885)	(17,945)	(214)	19,301	(38,635)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,752)	(491)	(160)	(10)	—	(2,413)
Operating income	4,425	(153)	272	(123)	—	4,421
Equity in net income (loss) of affiliates and other items	692	57	(122)	13	—	640
Tax on net operating income	(2,519)	45	(82)	3	—	(2,553)
Net operating income	2,598	(51)	68	(107)	—	2,508
Net cost of net debt						(131)
Non-controlling interests						(36)
Net income						2,341

4th quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13	—	—	—	—	13
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	13	—	—	—	—	13
Operating expenses	(571)	(337)	(102)	—	—	(1,010)
Depreciation, depletion and amortization of tangible assets and mineral interests	(66)	(204)	(8)	—	—	(278)
Operating income (b)	(624)	(541)	(110)	—	—	(1,275)
Equity in net income (loss) of affiliates and other items	240	(29)	(123)	(13)	—	75
Tax on net operating income	296	152	34	(2)	—	480
Net operating income (b)	(88)	(418)	(199)	(15)	—	(720)
Net cost of net debt						—
Non-controlling interests						20
Net income						(700)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(351)	(111)	—
On net operating income	—	(236)	(74)	—

4th quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,975	22,169	21,669	42	—	49,855
Intersegment sales	8,081	11,013	148	59	(19,301)	—
Excise taxes	—	(959)	(3,440)	—	—	(4,399)
Revenues from sales	14,056	32,223	18,377	101	(19,301)	45,456
Operating expenses	(7,321)	(31,548)	(17,843)	(214)	19,301	(37,625)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	(287)	(152)	(10)	—	(2,135)
Adjusted operating income	5,049	388	382	(123)	—	5,696
Equity in net income (loss) of affiliates and other items	452	86	1	26	—	565
Tax on net operating income	(2,815)	(107)	(116)	5	—	(3,033)
Adjusted net operating income	2,686	367	267	(92)	—	3,228
Net cost of net debt						(131)
Non-controlling interests						(56)
Ajusted net income						3,041
Adjusted fully-diluted earnings per share (€)						1.34

(a) Except for earnings per share.

4th quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,518	573	508	24	—	6,623
Total divestments	1,415	101	46	4	—	1,566
Cash flow from operating activities	4,429	502	1,024	(90)	—	5,865

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	19,855	86,204	83,481	2	—	189,542
Intersegment sales	28,349	39,360	1,626	133	(69,468)	—
Excise taxes	—	(3,625)	(14,262)	—	—	(17,887)
Revenues from sales	48,204	121,939	70,845	135	(69,468)	171,655
Operating expenses	(24,002)	(120,500)	(68,802)	(597)	69,468	(144,433)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,141)	(1,307)	(552)	(31)	—	(9,031)
Operating income	17,061	132	1,491	(493)	—	18,191
Equity in net income (loss) of affiliates and other items	2,027	143	39	(23)	—	2,186
Tax on net operating income	(10,321)	(460)	(413)	(21)	—	(11,215)
Net operating income	8,767	(185)	1,117	(537)	—	9,162
Net cost of net debt						(501)
Non-controlling interests						(221)
Net income						8,440

Year 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(56)	—	—	—	—	(56)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(56)	—	—	—	—	(56)
Operating expenses	(86)	(1,059)	(102)	—	—	(1,247)
Depreciation, depletion and amortization of tangible assets and mineral interests	(651)	(138)	(3)	—	—	(792)
Operating income (b)	(793)	(1,197)	(105)	—	—	(2,095)
Equity in net income (loss) of affiliates and other items	(218)	(199)	2	(30)	—	(445)
Tax on net operating income	408	(193)	69	(34)	—	250
Net operating income (b)	(603)	(1,589)	(34)	(64)	—	(2,290)
Net cost of net debt						—
Non-controlling interests						(15)
Net income						(2,305)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(737)	(65)	—
On net operating income	—	(495)	(47)	—

Year 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	19,911	86,204	83,481	2	—	189,598
Intersegment sales	28,349	39,360	1,626	133	(69,468)	—
Excise taxes	—	(3,625)	(14,262)	—	—	(17,887)
Revenues from sales	48,260	121,939	70,845	135	(69,468)	171,711
Operating expenses	(23,916)	(119,441)	(68,700)	(597)	69,468	(143,186)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,490)	(1,169)	(549)	(31)	—	(8,239)
Adjusted operating income	17,854	1,329	1,596	(493)	—	20,286
Equity in net income (loss) of affiliates and other items	2,245	342	37	7	—	2,631
Tax on net operating income	(10,729)	(267)	(482)	13	—	(11,465)
Adjusted net operating income	9,370	1,404	1,151	(473)	—	11,452
Net cost of net debt						(501)
Non-controlling interests						(206)
Ajusted net income						10,745
Adjusted fully-diluted earnings per share (€)						4.73

(a) Except for earnings per share.

Year 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	22,396	2,039	1,365	122	—	25,922
Total divestments	4,353	275	141	45	—	4,814
Cash flow from operating activities	16,457	3,211	1,926	(121)	—	21,473

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,143	91,117	86,614	187	—	200,061
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,664	131,994	73,200	386	(76,945)	182,299
Operating expenses	(25,966)	(129,499)	(71,535)	(973)	76,945	(151,028)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,437)	(1,445)	(607)	(36)	—	(9,525)
Operating income	20,261	1,050	1,058	(623)	—	21,746
Equity in net income (loss) of affiliates and other items	2,325	213	(198)	276	—	2,616
Tax on net operating income	(12,359)	(263)	(380)	(127)	—	(13,129)
Net operating income	10,227	1,000	480	(474)	—	11,233
Net cost of net debt						(477)
Non-controlling interests						(147)
Net income						10,609

Year 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(9)	—	—	—	—	(9)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(9)	—	—	—	—	(9)
Operating expenses	(586)	(199)	(229)	(88)	—	(1,102)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,200)	(206)	(68)	—	—	(1,474)
Operating income (b)	(1,795)	(405)	(297)	(88)	—	(2,585)
Equity in net income (loss) of affiliates and other items	240	(41)	(119)	146	—	226
Tax on net operating income	637	70	66	(108)	—	665
Net operating income (b)	(918)	(376)	(350)	(50)	—	(1,694)
Net cost of net debt						—
Non-controlling interests						27
Net income						(1,667)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(179)	(55)	—
On net operating income	—	(116)	(39)	—

Year 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,152	91,117	86,614	187	—	200,070
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,673	131,994	73,200	386	(76,945)	182,308
Operating expenses	(25,380)	(129,300)	(71,306)	(885)	76,945	(149,926)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,237)	(1,239)	(539)	(36)	—	(8,051)
Adjusted operating income	22,056	1,455	1,355	(535)	—	24,331
Equity in net income (loss) of affiliates and other items	2,085	254	(79)	130	—	2,390
Tax on net operating income	(12,996)	(333)	(446)	(19)	—	(13,794)
Adjusted net operating income	11,145	1,376	830	(424)	—	12,927
Net cost of net debt						(477)
Non-controlling interests						(174)
Ajusted net income						12,276
Adjusted fully-diluted earnings per share (€)						5.42

(a) Except for earnings per share.

Year 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	19,618	1,944	1,301	80	—	22,943
Total divestments	2,798	304	152	2,617	—	5,871
Cash flow from operating activities	18,950	2,127	1,132	253	—	22,462

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	47,770	(17)	47,753
Excise taxes	(4,564)	—	(4,564)
Revenues from sales	43,206	(17)	43,189
Purchases net of inventory variation	(30,781)	(90)	(30,871)
Other operating expenses	(5,340)	(290)	(5,630)
Exploration costs	(486)	—	(486)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,020)	(132)	(2,152)
Other income	198	—	198
Other expense	(154)	(164)	(318)
Financial interest on debt	(160)	—	(160)
Financial income from marketable securities & cash equivalents	19	—	19
Cost of net debt	(141)	—	(141)
Other financial income	126	—	126
Other financial expense	(111)	—	(111)
Equity in net income (loss) of affiliates	625	(6)	619
Income taxes	(2,586)	(163)	(2,749)
Consolidated net income	2,536	(862)	1,674
Group share	2,467	(862)	1,605
Non-controlling interests	69	—	69

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	49,855	13	49,868
Excise taxes	(4,399)	—	(4,399)
Revenues from sales	45,456	13	45,469
Purchases net of inventory variation	(31,392)	(462)	(31,854)
Other operating expenses	(5,729)	(548)	(6,277)
Exploration costs	(504)	—	(504)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,135)	(278)	(2,413)
Other income	234	240	474
Other expense	(134)	(105)	(239)
Financial interest on debt	(160)	—	(160)
Financial income from marketable securities & cash equivalents	33	—	33
Cost of net debt	(127)	—	(127)
Other financial income	123	—	123
Other financial expense	(110)	—	(110)
Equity in net income (loss) of affiliates	452	(60)	392
Income taxes	(3,037)	480	(2,557)
Consolidated net income	3,097	(720)	2,377
Group share	3,041	(700)	2,341
Non-controlling interests	56	(20)	36

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

Year 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	189,598	(56)	189,542
Excise taxes	(17,887)	—	(17,887)
Revenues from sales	171,711	(56)	171,655
Purchases net of inventory variation	(120,311)	(802)	(121,113)
Other operating expenses	(21,242)	(445)	(21,687)
Exploration costs	(1,633)	—	(1,633)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,239)	(792)	(9,031)
Other income	468	1,257	1,725
Other expense	(418)	(1,687)	(2,105)
Financial interest on debt	(670)	—	(670)
Financial income from marketable securities & cash equivalents	64	—	64
Cost of net debt	(606)	—	(606)
Other financial income	524	—	524
Other financial expense	(529)	—	(529)
Equity in net income (loss) of affiliates	2,586	(15)	2,571
Income taxes	(11,360)	250	(11,110)
Consolidated net income	10,951	(2,290)	8,661
Group share	10,745	(2,305)	8,440
Non-controlling interests	206	15	221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	200,070	(9)	200,061
Excise taxes	(17,762)	—	(17,762)
Revenues from sales	182,308	(9)	182,299
Purchases net of inventory variation	(126,564)	(234)	(126,798)
Other operating expenses	(21,916)	(868)	(22,784)
Exploration costs	(1,446)	—	(1,446)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,051)	(1,474)	(9,525)
Other income	681	781	1,462
Other expense	(448)	(467)	(915)
Financial interest on debt	(671)	—	(671)
Financial income from marketable securities & cash equivalents	100	—	100
Cost of net debt	(571)	—	(571)
Other financial income	558	—	558
Other financial expense	(499)	—	(499)
Equity in net income (loss) of affiliates	2,098	(88)	2,010
Income taxes	(13,700)	665	(13,035)
Consolidated net income	12,450	(1,694)	10,756
Group share	12,276	(1,667)	10,609
Non-controlling interests	174	(27)	147

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.